Exhibit 19

Covenant Logistics Group, Inc.

Insider Trading Policy

I.         Purpose.

The purpose of this Insider Trading Policy (this "Policy") is to promote compliance with applicable securities laws by Covenant Logistics Group, Inc. (the "Company") and its subsidiaries, and their respective directors, officers, and employees. Failure to comply with the prohibition on insider trading under federal and state securities laws can result in damage to the reputation of the individual violator and the Company, and subject the individual violator and, in some cases, the Company, to strict penalties, including substantial fines or even imprisonment.

II.         Important Definitions.

"Insider" means any director, officer, or employee of, or consultant, contractor, or advisor to, the Company, as well as immediate family members (i.e. spouses, children, or parents) of, and persons living in the same household as, any of the foregoing persons and any person or entity (including trusts, partnerships, corporations and foundations) whose transactions in Securities (as defined below) are directed by such persons or are subject to their control.

"Material, Nonpublic Information" means information that is both material and nonpublic. Information is "material" if a reasonable investor would consider the information important in deciding whether to buy, sell, or hold a company's Securities, or if the information could reasonably be expected to affect the market price of those Securities (either positively or negatively). Examples of material information typically include, but are not limited to:

●	unpublished financial results;
●	estimates or projections of future financial results;
●	events that could result in restating financial information;
●	significant changes in business plans;
●	plans to open new facilities or enter new geographic regions;
●	substantial capital expenditures and plans with respect to future capital expenditures;
●	any substantial change in industry circumstances or competitive conditions that could significantly impact the Company’s earnings or growth prospects;
●	a proposed merger, acquisition, sale, disposition, joint venture or other major corporate transaction;
●	the addition or loss of a significant customer;
●	the hiring, appointment, termination or resignation of an officer or director;
●	the commencement or settlement of a significant lawsuit;
●	actual or threatened stockholder activism or proxy contest;
●	changes in dividend policies;
●	the declaration of a stock split;
●	a proposed offering of Securities;
●	threat or occurrence of a material cybersecurity incident, privacy breach or data loss; and
●	material cybersecurity risks and incidents, including vulnerabilities and breaches; and
●	proposal or occurrence of any change in auditors, auditor resignation or auditor notification that the Company may no longer rely on an audit report.

The above list is only illustrative, and many other types of information may be considered "material," depending on the circumstances. If an Insider is unsure whether information is material, they should assume that it is material. A good test is: If the information causes someone to want to buy or sell, then it probably is material.

Information is "nonpublic" if it has not yet been made available to the general public. In order for information to be considered "public," it generally must be broadly disseminated to investors through a press release circulated through PR Newswire, Dow Jones, or similar services, a publicly accessible conference call, or a filing with the Securities and Exchange Commission (the "SEC"). In addition, even after a public announcement of material information, a reasonable period of time must elapse in order for the market to process and react to such information. Therefore, for purposes of this Policy, material information is not deemed to be "public" until two full trading days have elapsed following the public announcement of such information. For example, if an announcement is made before the open of the market on Monday, an Insider may Trade (as defined below) beginning on Wednesday after the market opens. If, however, an announcement is made after the market opens on Monday, the Insider may not Trade until Thursday after the market opens. If an announcement is made on Friday after the market opens, an Insider may not Trade until Wednesday of the following week after the market opens.

"Securities" include common stock (Class A and Class B), derivative securities, such as put and call options, convertible notes, or convertible debentures, and preferred stock, as well as debt securities such as bonds and notes.

"Trade" means purchasing or selling Securities (through a broker or otherwise), placing a purchase or sell order with respect to Securities, offering to purchase or sell Securities, writing options, entering into hedging arrangements with respect to Securities (such as forward-sale agreements), discretionary transfers of funds into or out of, or making or changing an election with respect to, the Company stock fund under the Company's 401(k) and Profit Sharing Plan, gifts, and other transactions involving Securities not specifically excluded below. However, the term "Trade" does not include, and this Policy shall not apply to: (a) ongoing purchases of the Company's common stock under the Company's 401(k) and Profit Sharing Plan (but this Policy does apply to an election to invest in the Company stock fund or any changes in such any such election and discretionary transfers of funds into or out of the Company stock fund under the 401(k) and Profit Sharing Plan); (b) the exercise of stock options for cash (but this Policy does apply to cashless option exercises and the sale of common stock acquired upon exercise of a stock option); (c) Trades pursuant to a Rule 10b5-1 Plan approved in writing by (i) the President or Chief Financial Officer and (ii) outside counsel; (d) bona fide gifts of Securities when the Insider making the gift does not have reason to believe the recipient intends to sell the Securities while the Insider is aware of Material, Nonpublic Information; (e) the withholding of Securities, that does not involve a market transaction, in order to satisfy tax obligations related to the vesting of an award made under any of the Company's stock-based incentive plans; (f) trustee dispositions of an Insider's interest in the Company's common stock under the Company's 401(k) and Profit Sharing Plan where the Insider's account under such plan exceeds the maximum amount permitted under the Internal Revenue Code; and (g) vesting of an award made under any of the Company’s stock-based incentive plans.

"Rule 10b5-1 Plan" means a plan for trading in Company Securities that satisfies the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If a Trade is made pursuant to a Rule 10b5-1 Plan, the Insider is afforded an affirmative defense against insider trading liability. There are several requirements of a Rule 10b5-1 Plan, and Insiders should consult the President or Chief Financial Officer prior to establishing any such plan.

III.         Statement of Policy.

A.	General Policy.

Prohibition on Insider Trading. An Insider may not Trade in Securities of the Company if that Insider possesses Material, Nonpublic Information regarding the Company. Similarly, an Insider may not Trade in Securities of any other company, including the Company's customers, vendors and suppliers, or potential acquirors or acquisition targets, if that Insider possesses Material, Nonpublic Information regarding that company that was obtained in the course of his or her employment with, or performance of services on behalf of, the Company. The existence of a personal financial emergency does not exempt an Insider from complying with this Policy.

Prohibition on "Tipping." An Insider may not disclose Material, Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her benefit by Trading in Securities of the Company (or other company to which such information relates), nor shall any Insider make recommendations or express opinions on the basis of Material, Nonpublic Information as to Trading in any such Securities.

Confidentiality of Material, Nonpublic Information. Material, Nonpublic Information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. In the event any Insider receives any request from a person outside the Company, such as a stock analyst, for information (particularly, information regarding the Company's financial results or projections, business plans, or significant potential transactions) that may be Material, Nonpublic Information, the inquiry should be referred to the President, Chief Financial Officer, or outside counsel, who are responsible for coordinating and overseeing the release of such information to the investing public, analysts, and others in compliance with applicable laws and regulations.

This Policy continues to apply after an Insider’s retirement or termination of service with the Company until he or she no longer possesses any Material, Nonpublic Information.

B.	Additional Restrictions Applicable to Directors, Officers, and Certain Other Persons.

1.         Blackout Policy

Persons Subject to Quarterly Blackouts. Quarterly Blackout Periods (as defined below) apply to the Company's directors, those persons designated as "officers" of the Company for purposes of Section 16 of the Exchange Act ("Section 16 Officers"), and certain other employees identified by the Company from time to time and who have been notified that they have been so identified, as well as immediate family members (i.e. spouses, children, or parents) of, and persons living in the same household as, any of the foregoing persons, and any person or entity (including trusts, partnerships, corporations, and foundations) whose transactions in Securities are directed by such persons or are subject to their control. (collectively, "Subject Persons"). A list of the directors and Section 16 Officers is attached hereto as Exhibit A, and a list of other Company employees who have been identified as Subject Persons is attached hereto as Exhibit B.

Blackout Periods. A Subject Person may not Trade in Securities of the Company during the period commencing on the first day of the last month of each fiscal quarter and ending when two full trading days have passed after the Company has announced its results for the preceding fiscal quarter (the "Quarterly Blackout Period"). Assuming the New York Stock Exchange is open each weekday, below are examples of when the Quarterly Blackout Period would end, and Subject Persons would be permitted to Trade in Company Securities:

Day and Time of Earnings Announcement	First Day Trading Is Permitted

Monday – Before Market Opens	Wednesday
Monday – While Market Is Open	Thursday
Monday – After Market Closes	Thursday
Friday – Before Market Opens	Tuesday
Friday – While Market Is Open	Wednesday
Friday – After Market Closes	Wednesday

In addition, from time to time Material, Nonpublic Information regarding the Company but not directly related to its quarterly financial results may exist (i.e., information concerning a proposed major corporate transaction), and, in such event, the Company may impose a special blackout period during which some or all Subject Persons, as well as any additional employees who may be identified by the Company and notified that they have been so identified, may not Trade in Company Securities (a "Special Blackout Period"). Subject Persons and other employees who are notified that they are subject to a Special Blackout Period are prohibited from disclosing to others within or outside the Company that the Special Blackout Period has been imposed or the underlying basis for the Special Blackout Period.

2.	Mandatory Pre-Clearance of Trades

Prior to engaging in any Trade of Company Securities, a Subject Person must obtain approval of the proposed Trade from (i) the President or Chief Financial Officer and (ii) the Company's outside legal counsel. Requests for pre-clearance must be submitted to the President or Chief Financial Officer by e-mail (with a copy via e-mail to outside legal counsel) at least one full business day prior to the proposed Trade, and set forth (to the extent known) the terms of the proposed Trade. Currently, the Company's President is Paul Bunn (e-mail: PBunn@covenantlogistics.com) and its Chief Financial Officer is Tripp Grant (e-mail: TGrant@covenantlogistics.com), and its outside legal counsel is Scudder Law Firm, P.C., L.L.O. ("SLF"). The contact at SLF for trading issues is Heidi Hornung-Scherr (e-mail: hscherr@scudderlaw.com). An Insider also may notify their authorized broker of the proposed Trade and request that such broker coordinate the proposed Trade with outside legal counsel.

After receiving notification of a proposed Trade, the President or Chief Financial Officer will consult with the Company's outside counsel before a determination is made regarding approval of the proposed Trade. If a proposed Trade is pre-approved, such Trade may be completed during the two trading days following the date on which such approval is granted (provided, of course, that the person seeking to make the Trade is not otherwise in possession of Material, Nonpublic Information). If for any reason the Trade is not completed within the two trading day period, pre-approval again must be sought and obtained before the Trade is completed.

Compliance with the mandatory pre-clearance procedure is not only critical in preventing insider trading violations and avoiding the appearance of improper transactions, but also to assure compliance with the reporting requirements of Section 16(a) of the Exchange Act and prevent inadvertent violations of the limitations on short-swing transactions under Section 16(b) of the Exchange Act.

Although pre-approval of each Trade pursuant to a Rule 10b5-1 Plan is not required, (i) the President or Chief Financial Officer and (ii) the Company’s outside legal counsel must approve any proposed Rule 10b5-1 Plan before it is adopted.

C.	Individual Responsibility

Each Insider has the individual responsibility to comply with the applicable provisions of this Policy. An Insider may, from time to time, be required to forego a transaction in Securities even if he or she planned to engage in the transaction before learning of Material, Nonpublic Information and even though he or she may suffer an economic loss or forego an anticipated profit by waiting.

D.	Company Responsibility

From time to time, the Company may engage in transactions in the Company’s Securities. It is the Company’s policy to comply with all applicable federal and state securities laws when engaging in transactions in the Company’s Securities.

E.	Potential Penalties for Noncompliance.

1.	Criminal and Civil Liability under Securities Laws.

Pursuant to federal and state securities laws, Insiders may be subject to criminal and civil fines and penalties, as well as imprisonment, for engaging in transactions in Securities at a time when they have Material, Nonpublic Information. Insiders also may face similar liability for improper transactions by any person to whom they have disclosed Material, Nonpublic Information or, to whom they have made recommendations or expressed opinions on the basis of such information. The following penalties apply to violations of Rule 10b-5 under the Exchange Act (which prohibits trading or "tipping" on the basis of Material, Nonpublic Information):

●    imprisonment for up to 20 years;

●    criminal fines of up to $5 million;

●    civil penalties of up to three times the profits gained or losses avoided;

●    prejudgment interest; and

●    private party damages.

The SEC and the National Association of Securities Dealers use sophisticated electronic surveillance techniques to uncover insider trading.

2.	Company Disciplinary Action.

Officers and employees who violate this Policy also will be subject to disciplinary action, which may include, without limitation, a warning or letter of reprimand, demotion, salary reduction, loss of eligibility for a salary increase, bonus, or equity compensation, repayment of equity compensation, suspension without pay, or termination of employment. In addition, if the Company becomes aware of insider trading or “tipping”, the Company may inform the appropriate governmental authorities.

F.	Reporting

Known or suspected violations of this Policy may be reported on a confidential and anonymous basis to the Audit Committee of the Company by:

1.	Calling the toll-free ethics hotline at 1-888-260-5921;
2.	Via the web: https://secure.ethicspoint.com/domain/media/en/gui/22075/index.html;
3.	Notifying the Senior Internal Auditor, a supervisor, or an officer of the Company; or
4.	Writing to the Company’s Chairperson of the Audit Committee*:

Chairperson of the Audit Committee

Covenant Logistics Group, Inc.

P.O. Box 22997

Chattanooga, Tennessee, 37422

*Indicate: "To be opened by the Audit Committee only" on the envelope.

The toll-free ethics hotline is available 24 hours a day and is operated by an entity not associated with the Company. Any written communication should indicate that it is being delivered pursuant to these procedures and contain a complete description of the facts or circumstances giving rise to the report. In addition, any communication (whether written or oral) may, but need not, include a telephone number, e-mail address, or mailing address at which the person submitting the report may be contacted in the event that the Audit Committee or its Chairperson desires clarification or further information. The Company, any officer, and any member of the Board of Directors must promptly forward to the Chairperson of the Audit Committee any reports delivered pursuant to these procedures. Confidentiality with respect to such reports will be maintained by the Company and members of the Audit Committee to the fullest extent possible, consistent with applicable law and the need to conduct an adequate review

IV.         Additional Matters Relating to Transactions In Company Securities

A.	Section 16 of the Exchange Act

Directors, Section 16 Officers, and stockholders who directly or indirectly own greater than ten percent of the Company's stock ("Certain Stockholders") must comply with the reporting obligations, limitations on short-swing transactions, and prohibition on short sales set forth in Section 16 under the Exchange Act.

Section 16(a) requires that most transactions involving the Company's equity securities by a director, Section 16 Officer, or Certain Stockholders (including gifts and option grants and exercises) must be reported to the SEC within two business days following the date of the transaction. Although the Company and its outside counsel will assist reporting persons in preparing and filing the required reports, it is ultimately the responsibility of the reporting person to make sure the required reports are prepared and timely filed.

Under Section 16(b), any profit realized or loss avoided by a director or Section 16 Officer on a "short-swing" transaction (i.e., a purchase and a sale, or a sale and purchase, of the Company's equity Securities within a period of less than six months) must be disgorged to the Company upon demand by the Company or stockholder. Liability under Section 16(b) is applied in a mechanical fashion, without regard to whether the director or Section 16 Officer actually possessed Material, Nonpublic Information.

Section 16(c) prohibits directors and Section 16 Officers from engaging in "short sales" and "sales against the box" in Securities of the Company. A "short sale" is the sale of a security that the seller does not own or any sale that is completed by delivering a security borrowed by the seller. A "sale against the box" is the sale of a security that is owned but not delivered. Instead, delivery is made of a borrowed security which makes it, in effect, a short sale. Certain similar transactions, such as prepaid forward contracts and collars, however, are permitted by the SEC, and Insiders are not prohibited from engaging in these transactions. Due to the complexity of these transactions, all Insiders should consult with the President, Chief Financial Officer, or outside counsel prior to engaging in such transactions.

Although employees who are not Section 16 Officers or directors are not prohibited by law from engaging in short sales or similar transactions involving Company Securities, the Company believes it is inappropriate for employees to engage in such transactions and therefore strongly discourages such activity.

B.	Form 144 Notices

Directors and certain officers designated by the Board of Directors are required to file a Form 144 with the SEC before making an open market sale of Company Securities. This form is generally prepared and filed by the seller's broker and is in addition to the Section 16 reports that are required in connection with the sale.

V.         Questions

Questions regarding this Policy should be directed to either:

President: Paul Bunn

Telephone: (423) 463-3339

E-mail: PBunn@covenantlogistics.com

Chief Financial Officer: Tripp Grant

Telephone: (423) 463-3221

E-mail: TGrant@covenantlogitstics.com

Outside counsel: Heidi Hornung-Scherr of SLF (Scudder Law Firm)

Telephone: (402) 435-3223

Email: hscherr@scudderlaw.com

Or such other person as the Company may from time to time appoint.

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